-FOR IMMEDIATE RELEASE-

ELRON TO REPORT THIRD QUARTER FINANCIAL
RESULTS ON NOVEMBER 14

Tel Aviv, November 8, 2006 - Elron Electronic Industries Ltd. (NASDAQ & TASE: ELRN) today announced that it will be releasing its third quarter 2006 financial results on November 14th, 2006.

Elron will also be hosting a conference call the following day on Wednesday, November 15th at 10:00am EST. On the call, Mr. Doron Birger, President and CEO, and Mrs. Rinat Remler, Vice President and CFO, will review and discuss the financial results and will be available to answer questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

In the US: 1 800 994 4498
In the UK: 0 800 917 5108
In Israel: 03 918 0688
International Participants: +972 3 918 0688

At:
10:00am Eastern Time, 7:00am Pacific Time, 3:00pm GMT and 5:00pm Israel Time

For your convenience, a replay of the call will be available starting two hours after the call ends until Friday, November 17th, 2006. To access the replay please dial: (US) 1 866 276 1485, (UK) 0 800 917 4256 or (International) +972 3 925 5942.

A replay of the call will also be available for ninety days on the company website.

Elron Electronic Industries Ltd., a member of the IDB Holding group, is a leading Israel-based technology holding company directly involved in the long-term performance of its group companies. Elron identifies potential technologies, creates strategic partnerships, secures financing, and recruits senior management teams. Elron’s group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, semiconductors and clean technology. For further information, please visit www.elron.com

Company Contact:	Investor Relations Contact:
Rinat Remler	GK Investor Relations
Elron Electronic Industries Ltd.	Ehud Helft (Ehud@gkir.com)
Tel. 972-3-6075555	Kenny Green (Kenny@gkir.com)
rinat@elron.net	+1 866 704 6710

(Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.)